Exhibit 99.1

Press Release 3 August 2011

Interxion to Build Seventh Data Centre in Paris

Company continues to strengthen its leadership position in France with new demand-driven data centre build

AMSTERDAM & PARIS, 3 August 2011 – INTERXION HOLDING NV (NYSE: INXN), a leading European provider of premium carrier-neutral colocation data centre services, announced today that it is building its seventh data centre (PAR7) in the Paris metropolitan area. The new facility is being built to meet the demands of customers who will benefit from Interxion’s existing connectivity options of more than 70 carriers and the leading Internet exchange in France, France-IX. The first phase, providing over 4,500 square metres of equipped space, is expected to become operational in the second quarter of 2012.

“This build represents a significant investment and demonstrates our confidence in and commitment to maintaining our leadership position in the fast growing Paris market,” said David Ruberg, Interxion’s Chief Executive Officer. “This build is our third new data centre in three years in the Paris market and reflects the tremendous success we have enjoyed in serving the fast-growing network, digital media, content, and cloud market segments, as well as large France-headquartered multinational customers.”

“This location in La Courneuve is extremely attractive to our customers, and its close proximity to our other data centres will allow our customers to leverage their existing resources to reduce costs and improve performance. Since it will be directly connected to our other data centres, our customers will continue to benefit from the superior carrier connectivity capabilities that we have in place today,” said Fabrice Coquio, Interxion France Managing Director. “Our customers place great value on our track record of delivering high-quality service, at premium locations, offering high-density options, from within the most well-connected campus in France. PAR7 has all of these key attributes, and that will allow us to continue our tradition of providing superior customer service.”

When completed, the facility will cost approximately €130 million and provide approximately 9,000 square metres of equipped space that is designed to provide up to 2 kVa of user power per square metre, all of which has been secured. The capital expenditures for the initial phase are expected to total approximately €70 million, and the company’s previously provided 2011 CAPEX guidance of €140 to €160 million includes the forecasted 2011 spending for this new data centre. The data centre is secured by a long-term lease as well as an option to purchase the site.

Press Release 3 August 2011

– ENDS –

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier-neutral colocation data centre services in Europe, serving over 1,200 customers through 28 data centres in 11 European countries. Interxion’s uniformly designed, energy-efficient data centres offer customers extensive security and uptime for their mission-critical applications. With connectivity provided by 350 carriers and ISPs and 20 European Internet exchanges across its footprint, Interxion has created content and connectivity hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Interxion Contact

Jim Huseby

VP – Investor Relations

Interxion

+1-813-644-9399

IR@interxion.com